Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Vasogen Inc.

We consent to the incorporation by reference in the following:

i.	Registration Statements on Form S-8 of Vasogen Inc., filed with the Securities and Exchange Commission (the "SEC") (File No. 333-133328, File No. 333-124226 and File No. 333-115701); and

ii.	Registration Statement on Form F-10 of Vasogen Inc., filed with the SEC (File No. 333-130578)

of our reports dated January 18, 2008, with respect to the consolidated balance sheets of Vasogen Inc. as of November 30, 2007 and 2006, and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended November 30, 2007 and for the period from December 1, 1987 to November 30, 2007 and the effectiveness of internal control over financial reporting as of November 30, 2007 which reports appear in the November 30, 2007 audited consolidated financial statements of Vasogen Inc. in the Form 6-K dated January 22, 2008.

/s/ KPMG LLP, Licensed Public Accountants

Toronto, Ontario
January 22, 2008